================================================================================

FORM 11-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                   ----------

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the year ended: December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from ________ to ________

                         Commission file number 0-19725

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Perrigo Company Profit-Sharing and Investment Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Perrigo Company
               515 Eastern Avenue
               Allegan, MI  49010

================================================================================

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Perrigo Company Profit-Sharing and
                                        Investment Plan
                                        (Name of Plan)


Date: June 29, 2007                     /s/ Judy L. Brown
                                        ----------------------------------------
                                        Judy L. Brown
                                        Executive Vice President and Chief
                                        Financial Officer
                                        Perrigo Company

                                 PERRIGO COMPANY
                               PROFIT-SHARING AND
                                 INVESTMENT PLAN

                                               FINANCIAL STATEMENTS AND SCHEDULE
                                  For The Years Ended December 31, 2006 and 2005

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                                        CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        3

FINANCIAL STATEMENTS
   Statements of Net Assets Available for Benefits as of December 31,
      2006 and 2005                                                            4
   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2006 and 2005                                   5
   Notes to Financial Statements                                            6-11

SUPPLEMENTAL SCHEDULE
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
      December 31, 2006                                                       12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
June 22, 2007

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,                                                2006           2005
------------                                            ------------   ------------
Investments, at fair value (Note 2)
   Putnam Money Market Fund                             $ 15,432,578*  $ 11,969,499*
   Mutual funds:
      Van Kampen Growth and Income Fund                   27,991,528*    23,920,852*
      Dodge & Cox Balanced Fund                           23,307,151*    18,022,892*
      Putnam Vista Fund                                   19,924,356*    18,422,563*
      Harbor Capital Appreciation Fund                    17,790,632*     7,702,509
      MSDW Institutional Small Company Growth Class B     17,433,943*    15,665,008*
      Putnam International Equity Fund                    13,176,367*     8,856,111*
      Pimco Total Return Institutional                    12,140,847*     9,696,924*
      Neuberger Berman Genesis Trust                      10,755,753*     9,693,501*
      Harbor International Fund                            9,087,530      3,503,240
      Calamos Growth Fund                                  3,602,625      3,417,586
      ABN AMRO Growth Fund Class N                                --      6,793,016
   Common/collective trust:
      Putnam S & P 500 Fund                               14,226,662*    10,953,004*
   Perrigo Company common stock                           11,192,492*    10,607,899*
   Participant loans                                       4,709,444      4,143,438
                                                        ------------   ------------
Total investments                                        200,771,908    163,368,042
                                                        ------------   ------------
Receivables
   Employer contributions                                    177,943         75,244
   Employee contributions                                     82,403             --
                                                        ------------   ------------
Total receivables                                            260,346         75,244
                                                        ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                       $201,032,254   $163,443,286
                                                        ============   ============

                                 See accompanying notes to financial statements.

*    Represents 5% or more of net assets available for benefits.

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,                                    2006           2005
-----------------------                                ------------   ------------
ADDITIONS
   Contributions:
      Participant                                      $  9,068,981   $  7,775,215
      Employer                                            7,613,586      7,175,957
   Investment income:
      Interest income from cash equivalents and
         participant loans                                  960,376        556,726
      Net gain from mutual funds                         15,966,839     11,393,878
      Net gain from common/collective trust               1,830,982        487,837
      Net gain (loss) from Perrigo Company
         common stock                                     1,638,087     (1,548,244)
      Dividends from Perrigo Company common stock           114,181        113,639
                                                       ------------   ------------
Total additions                                          37,193,032     25,955,008
                                                       ------------   ------------
DEDUCTIONS
   Distribution of benefits to participants              10,203,528      9,413,597
   Administrative fees                                       11,735         13,603
                                                       ------------   ------------
Total deductions                                         10,215,263      9,427,200
                                                       ------------   ------------
Transfer in from other plan (Note 7)                     10,611,199             --
                                                       ------------   ------------
Net increase                                             37,588,968     16,527,808
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year    163,443,286    146,915,478
                                                       ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year         $201,032,254   $163,443,286
                                                       ============   ============

                                 See accompanying notes to financial statements.

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

     The following description of the Perrigo Company Profit-Sharing and Investment Plan (formerly the L. Perrigo Investment Plan and Trust) (Plan) provides only general information. Participants should refer to the Plan agreement or Plan summary for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan in which substantially all employees of Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo International, Inc. and Perrigo New York, Inc. (Company) are eligible to participate. The employees of Perrigo New York were formerly part of the Clay-Park Labs, Inc. 401(k) Plan and transferred to the Plan effective July 1, 2006 (see Note 7). As of September 1, 2005, the minimum term of service for employees to participate in the Plan is one month of service which means a consecutive 30-day period of employment beginning with the Employee's date of hire. Prior to September 1, 2005 the eligibility requirement was a consecutive four-month period of employment. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

     The Plan has automatic enrollment. Under this enrollment, 2% of participant's compensation will automatically be deferred into the Plan. The 2% automatic deferral amount is invested in the Putnam Money Market Fund. The participant has the option to withdraw from the Plan within 30 days after participant eligibility is met, or choose to increase the deferral percentage. For employees hired after September 1, 2005, the Plan increases the automatic enrollment percentage by 1% in each of the following two years to bring the total deferral amount to at least 4%. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee (Committee).

     CONTRIBUTIONS

     A participant may contribute to the Plan annually an amount not less than 1% and not more than 50% of his or her compensation, up to the dollar limit set by the federal government (for 2006, the limit is $15,000). Participants who are at least 50 years of age by the end of a Plan year, may elect to make an additional "catch up" contribution salary deferral for that Plan year (for 2006, the "catch up" limit is $5,000). The Company has

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

     agreed to match employee contributions per plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. The minimum term of service for employees to be eligible for employer matching contributions in the Plan is one year. Amounts credited to a participant's investment account relating to participant contributions and employer matching contributions are 100% vested at all times. The Company has the right under the Plan to discontinue such contributions at any time.

     The Company has agreed to voluntarily contribute such amounts as determined by the board of directors of the Company. The Employer's voluntary contribution is allocated based on the ratio of the participant's eligible compensation to aggregate participants' eligible compensation for the year. Vesting of the Employer's voluntary contribution begins at 33% when two years of service are met and then increases at a rate of 33% for each additional year of service until 100% is reached after four years.

     Discretionary contributions in the amounts of $4,123,883 and $4,063,551 were made by the Company in 2006 and 2005, respectively.

     PARTICIPANT ACCOUNTS

     Participants direct the investment of their contributions, the employer matching contribution and the Employer's voluntary contribution into various investment options offered by the Plan. Currently, the Plan offers mutual funds, a common/collective trust and the Company's common stock as investment options for plan participants.

     PARTICIPANT LOANS

     Participants may, with the consent of the Committee, borrow an amount not to exceed the lesser of 50% of their account balance or $50,000. The amount must be at least $1,000. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral contribution and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 5.0% to 11.5% on outstanding loans at December 31, 2006. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

     WITHDRAWALS

     A participant may elect to withdraw up to an amount equal to the balance in the participant's elective contribution account on the allocation date coinciding with or immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet an immediate and heavy financial need of the participant, (2) the amount of the withdrawal does not exceed such financial need, (3) the amount of the withdrawal is not reasonably available from other resources of the participant, and (4) all available plan loans have been taken. This hardship withdrawal is subject to 10% federal income tax penalty and the participant cannot make elective deferrals for 6 months following the hardship withdrawal.

     A participant may also elect to make a similar withdrawal, provided that participant has reached fifty-nine and one half years of age, even if the participant is still employed.

     PAYMENT OF BENEFITS

     Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

     FORFEITURES

     Forfeited unvested accounts in the amount of $30,006 and $30,978 in 2006 and 2005, respectively, were reallocated to remaining plan participants. Forfeitures are applied to participant accounts as an additional employer discretionary contribution. No additional forfeited amounts remained in the Plan at December 31, 2006.

     ADMINISTRATIVE EXPENSES

     The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and other recordkeeping fees paid directly from the Plan to the Plan's trustee. Loan fees are deducted directly from the participants' account.

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

     RISK AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the financial statements.

     The Plan holds investments in the Plan Sponsor's common stock; accordingly Plan participants' accounts that hold shares of the Plans Sponsor's common stock are exposed to market risk in the event of a significant decline in the value of such stock.

     RECLASSIFICATION

     Certain prior year information has been reclassified to conform to current year presentation.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments in mutual funds and Perrigo Company common stock are stated at fair value, based on quoted market prices. The common/collective trust is stated at its fair value as determined by the trustee/custodian based upon quoted market prices of the underlying securities. Participant loans are stated at cost, which approximates fair value. Investment

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

     purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

3.   ASSETS IN TRUST FUND

     Under the terms of the trust agreement with Mercer Trust Company (Mercer), the custodian manages the trust fund on behalf of the Plan. Mercer has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo Company common stock.

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments throughout the year represented shares of various types of investments that were managed by Mercer. These transactions qualify as party-in-interest. Administrative fees paid by the Plan to Mercer amounted to $11,735 and $13,603 in 2006 and 2005, respectively.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, all participants will become fully vested in their accounts.

6.   INCOME TAX STATUS

     The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

7.   TRANSFER OF PLAN ASSETS

     As previously mentioned, the Clay-Park Labs, Inc. 401(k) Plan (Clay-Park
     Plan) was merged with the Plan effective July 1, 2006. All assets of the Clay-Park Plan were transferred into the Plan effective August 7, 2006 and the Clay-Park Plan was discontinued upon completion of the asset transfer.

                                                                 PERRIGO COMPANY
                                              PROFIT-SHARING AND INVESTMENT PLAN

                  SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                 EIN: 38-2799573
                                                                Plan Number: 003

December 31, 2006

                                                    (c)
                                               Description of
                                                Investment,
                                             including Shares,
                                               Maturity Date,
                          (b)                Rate of Interest,              (e)
               Identity of Issuer,            Collateral, Par     (d)     Current
(a)     Borrower, Lessor or Similar Party    or Maturity Value   Cost      Value
---   ------------------------------------   -----------------   ----   -----------
      Putnam Money Market Fund               15,432,578 shares    **    $15,432,578
      Mutual funds:
         Van Kampen Growth and Income Fund    1,267,302 shares    **     27,991,528
         Dodge & Cox Balanced Fund              267,652 shares    **     23,307,151
         Putnam Vista Fund                    1,769,481 shares    **     19,924,356
         Harbor Capital Appreciation Fund       533,452 shares    **     17,790,632
         MSDW Institutional Small Company
            Growth Class B                    1,380,360 shares    **     17,433,943
         Putnam International Equity Fund       420,567 shares    **     13,176,367
         Pimco Total Return Institutional     1,169,638 shares    **     12,140,847
         Neuberger Berman Genesis Trust         225,346 shares    **     10,755,753
         Harbor International Fund              146,479 shares    **      9,087,530
         Calamos Growth Fund                     66,839 shares    **      3,602,625
      Common/collective trust:
         Putnam S & P 500 Fund                  382,746 shares    **     14,226,662
 *    Perrigo Company common stock              646,965 shares           11,192,492
 *    Participant loans                         (5.0% to 11.5%)   **      4,709,444

*    A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.